Exhibit 12

General Electric Capital Services, Inc. and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

and

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Six months ended June 30, 2009

(Unaudited)

Ratio of earnings to fixed charges		Ratio of earnings to combined fixed charges and preferred stock dividends
(Dollars in millions)

Earnings(a)	$(628)		$(628)
Plus:
Interest included in expense(b)	9,589		9,589
One-third of rental expense(c)	144		144
Adjusted “earnings”(d)	$9,105		$9,105

Fixed charges:
Interest included in expense(b)	$9,589		$9,589
Interest capitalized	21		21
One-third of rental expense(c)	144		144
Total fixed charges	$9,754		$9,754

Ratio of earnings to fixed charges	0.93

Preferred stock dividend requirements		$	−

Ratio of earnings before provision for income taxes to earnings from
continuing operations			(0.34)

Preferred stock dividend factor on pre-tax basis			−
Fixed charges			$9,754

Total fixed charges and preferred stock dividend requirements			$9,754

Ratio of earnings to combined fixed charges and preferred stock dividends			0.93

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.
(b)	Included interest on tax deficiencies.
(c)	Considered to be representative of interest factor in rental expense.
(d)	As of June 30, 2009, the amount of earnings needed to achieve a one-to-one ratio of earnings to fixed charges was $649 million.